Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File No.: 001-13397

Bunge/Corn Products

Employee Talking Points

Corn wet milling is a natural next step for Bunge

•                  The acquisition of Corn Products is consistent with our growth strategy of entering complementary value chains in which we can leverage our expertise and operations to succeed

Bunge and Corn Products are a good fit—they complement each other commercially, geographically and operationally

•                  The transaction will create a stronger company that offers customers a broader product portfolio and better customer service

º                  The companies service some common customer groups, including food processing, bakery, animal feed and others

•                  The combined company will have additional opportunity for growth in important geographies

º                  Core geographies where both companies have significant operations, such as North America, Brazil and Argentina

º                  And other geographies where the companies can leverage each other’s operations to enter or expand (Bunge in Mexico, South America and Africa; Corn Products in India, China and Southeast Asia)

•                  Opportunities will exist to generate greater value from existing operations.  Specifically:

º                  Improved logistics, risk management

º                  Enhanced product development and innovation

º                  Shared distribution

No significant changes in operations are anticipated

•                  The goal is to create a larger, stronger and more diverse company with more opportunities for the enterprise and its employees

•                  Some synergies in administrative functions are anticipated, but no closures of industrial operations are expected as a direct result of the combination

•                  Corn Products to retain operational HQ in Chicago area and keep its name

Stay focused on existing goals, customers and operations

•                  The transaction is expected to close in the fourth quarter of this year

•                  Until then, operations, customer relationships, policies and procedures will continue as normal

Integration will be handled openly and fairly

•                  We will establish an integration team composed of representatives from both companies.  It will begin the careful and deliberate process of planning the best and most efficient organizational structure

Bunge/Corn Products

•                  We will follow our core values of openness and trust and integrity, and will keep you informed of major decisions

•                  Encourage you to visit our Web site

•                  We welcome questions and have set up an email hotline, askbunge@bunge.com, that you can contact with inquiries

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Cautionary Statement Concerning Forward-Looking Statements

This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge Limited and Corn Products International, Inc. and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products.

Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below.  Risks and uncertainties relating to the proposed merger include:  required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge Limited and Corn Products International, Inc. intend to file with the SEC in connection with the proposed merger.  Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information.  The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations.

Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger.  If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K.  Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K.  Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.